UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Green Plains Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

393222104

(CUSIP Number)

Wilon Holdings S.A. MMG Tower, 16th Floor 53rd E Street, Marbella Panama City, Republic of Panama (507) 208-7086	With a copy to: Colin J. Diamond White & Case LLP 1155 Avenue of the Americas New York, NY 10019 (212) 819-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104
1.	Name of Reporting Person Wilon Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 912,001
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 912,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.

Percent of Class Represented by Amount in Row (11)

2.4% (based upon 37,611,004 shares outstanding as of October 28, 2014, as reported by the Issuer in its Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on October 30, 2014)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 393222104
1.	Name of Reporting Person Alain Treuer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,977*
	8.	Shared Voting Power 912,001
	9.	Sole Dispositive Power 20,291
	10.	Shared Dispositive Power 912,001
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 935,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.

Percent of Class Represented by Amount in Row (11)

2.5% (based upon 37,611,004 shares outstanding as of October 28, 2014, as reported by the Issuer in its Quarterly Report on the Form 10-Q filed with the Securities and Exchange Commission on October 30, 2014)

14.	Type of Reporting Person (See Instructions) IN

* Includes 3,686 unvested restricted stock units with respect to which Mr. Treuer has voting power.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D/A (this “Amendment No. 3”) is being filed to amend and supplement (i) the initial Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on October 27, 2008 (the “initial Schedule 13D”), (ii) Amendment No. 1 to Schedule 13D/A filed by the Reporting Persons with the SEC on November 4, 2008 (“Amendment No. 1”) and (iii) Amendment No. 2 to Schedule 13D/A filed by the Reporting Persons with the SEC on March 23, 2010 (“Amendment No. 2”).  Except as specifically amended by this Amendment No. 3, the initial Schedule 13D, Amendment No. 1 and Amendment No. 2 remain unchanged.  Capitalized terms used and not otherwise defined in this Schedule 13D/A have the meanings given them in the initial Schedule 13D, Amendment No. 1 and Amendment No. 2, as applicable.

This Amendment No. 3 is being filed pursuant to Exchange Act Rule 13d-2(a) to report a material decrease in the percentage of shares of common stock beneficially owned by the Reporting Persons.  In addition, on January 7, 2015, the Reporting Persons ceased to be the beneficial owners of more than five percent of the issued and outstanding common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to read as follows:

Effective January 7, 2015, certain investors of Wilon exercised their subscription rights to redeem their shares in Wilon in exchange for the aggregate of 1,158,715 shares of Issuer common stock beneficially owned by Wilon, representing 3.1% of the issued and outstanding common stock of the Issuer, thereby resulting in the aggregate beneficial ownership by Wilon of 912,001 shares of Issuer common stock, representing 2.4% of the issued and outstanding common stock of the Issuer.

The Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional shares of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company of 1940;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)	any action similar to any of those enumerated above.

The Reporting Persons, however, retain their rights to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)	As of the date hereof, following the disposition described under Item 4 above, Wilon may be deemed to directly beneficially own 912,001 shares of the Issuer common stock, representing 2.4% of the issued and outstanding common stock of the Issuer. Mr. Alain Treuer serves as a director on the board of the Issuer. Mr. Alain Treuer directly beneficially owns 23,977 shares of the Issuer’s common stock (which amount includes 3,686 unvested restricted stock units with respect to which Mr. Treuer has voting power), representing 0.1% of the issued and outstanding common stock of the Issuer. Because Alain Treuer controls Wilon, he may also be deemed to beneficially own the shares of common stock of the Issuer directly owned by Wilon. Mr. Treuer disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

(b)	See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock by the Reporting Persons.

(c)	Except as set forth in this Schedule 13D/A, neither of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of the Company’s.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock to which this Schedule 13D/A relates.

(e)	Effective January 7, 2015, the Reporting Persons ceased to be the beneficial owners of more than five percent of the issued and outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons are not party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated to read as follows:

A.	Agreement of Joint Filing.†
B.	Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC.†

† Previously filed.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2015

Wilon Holdings S.A.

/s/ Brad Heney
Name: Brad Heney
Title: Director of Mitre Services Limited/Mitre Services Limited as President of Wilon Holdings S.A.

Alain Treuer

/s/ Alain Treuer
Name: Alain Treuer

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